United States
Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934
For the month of

October 2007
Companhia Vale do Rio Doce
Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☑ Form 40-F ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐ No ☑
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐ No ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(Check One) Yes ☐ No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-     .)

Press Release
Signature Page

US GAAP
BOVESPA: VALE3, VALE5
NYSE: RIO, RIOPR
LATIBEX: XVALO, XVALP
www.cvrd.com.br
rio@cvrd.com.br
Department of Investor Relations
Roberto Castello Branco
Alessandra Gadelha
Marcus Thieme
Marcelo Silva Braga
Patricia Calazans
Theo Penedo
Tacio Neto
Tel: (5521) 3814-4540
DELIVERING STEADY AND STRONG GROWTH
CVRD performance in the third quarter of 2007

Rio de Janeiro, October 25, 2007 — Companhia Vale do Rio Doce (CVRD) showed a solid performance in 3Q07 amidst a scenario of strengthening Brazilian and Canadian currencies vis-à-vis the US dollar, which has had a negative impact on costs, and more moderated nickel prices, not contributing as strongly to revenue growth.
The main highlights of our performance in 3Q07 were:
•	All-time high iron ore and pellet shipments, totaling 78.5 million metric tons.

•	Gross revenue of US$8.1 billion, the highest ever for a third quarter and 9.9% higher than 3Q06. Total revenue for the first nine months of 2007 (9M07) was US$24.7 billion against US$18.2 billion in 9M06.

•	Operational profit, as measured by adjusted EBIT (a) (earnings before interest and taxes), of US$3.4 billion, was 7.8% above 3Q06.

•	Adjusted EBIT margin of 43.4%, against 44.3% in 3Q06.

•	Adjusted EBITDA(b) (earnings before interest, taxes, and depreciation), was equal to US$4.0 billion in 3Q07, US$123 million more than 3Q06, and also the highest value ever for a third quarter.

•	In 9M07, adjusted EBITDA reached US$13.3 billion[1] against US$8.8 billion in 9M06. For the 12-month period ending in September 2007, adjusted EBITDA came to US$16.9 billion.

•	Net earnings of US$2.9 billion, corresponding to earnings per share (EPS) on a fully diluted basis of US$0.60, our best third quarter, and a 23.5% increase over the 3Q06 earnings of US$2.4 billion.

•	In 9M07, net earnings amounted to US$9.9 billion, as compared to US$5.6 billion in 9M06. EPS on a fully diluted basis reached US$1.90.

•	Total debt of US$18.3 billion as of September 30, 2007, compared with US$19.1 billion at the end of 2Q07, falling for the second consecutive quarter.

•	Dividend distribution of US$1.875 billion for 2007, an increase of 44.2% relatively to 2006.

•	Investment reached US$1.6 billion, of which US$1.1 billion for organic growth — projects and R&D - and US$521 million for sustaining existing operations. In the year up to September, US$4.4 billion has already been invested.

[1]	Data for the first nine months of 2007 does not take into account the extraordinary inventory adjustment made in 1Q07 and 2Q07
Except where otherwise indicated the operational and financial information in this release is based on the consolidated figures in accordance with US GAAP and, with the exception of information on investments and behavior of markets, quarterly financial statements are reviewed by the company’s independent auditors. The main subsidiaries that are consolidated are the following: CVRD Inco, MBR, Cadam, PPSA, Alunorte, Albras, Valesul, RDM, RDME, RDMN, Urucum Mineração, Ferrovia Centro-Atlântica (FCA), CVRD Australia, CVRD International, and CVRD Overseas.
3Q07

US GAAP
•	In the first nine months of the year the Company invested US$244.7 million in environmental protection and US$104.1 million in social projects, sending a clear message of its commitment to corporate social responsibility.
In order to facilitate comparisons with the past and better evaluate CVRD’s performance, we shall, in this document, be using pro forma data for 3Q06 — as if Inco Ltd., now CVRD Inco Ltd., had been acquired from January 1st 2006 — with the exception of information concerning debt and investments — exactly the same procedure as was used for the 2Q07 results. Complete accounting information for 3Q06 can be found in the report “Financial Information — third quarter of 2007”, filed at the U.S. Securities and Exchange Commission (SEC) and Comissão de Valores Mobiliários (CVM) in Brazil and in reports on CVRD’s results for the third quarter of 2006 (www.cvrd.com.br / investors relations section).
SELECTED FINANCIAL INDICATORS

	Pro forma					US$ million
	3Q06	2Q07		3Q07%		%
	(A)	(B)		(C)	(C/A)	(C/B)
Gross revenue	7,392	8,899		8,124	9.9	-8.7
Adjusted EBIT	3,182	4,379		3,430	7.8	-21.7
Adjusted EBIT margin (%)	44.3	50.4		43.4
Adjusted EBITDA	3,878	5,057		4,001	3.2	-20.9
Net earnings	2,381	4,095		2,940	23.5	-28.2
Earnings per share (US$)	—	0.85	[1]	0.61
Earnings per share on a fully diluted basis(US$) [2]	—	0.85	[1]	0.60
ROE (%)	—	33.7		32.3
Total debt/ adjusted LTM EBITDA (x)	—	1.31		1.23
Capex [3]	1,060	1,439		1,624	53.2	12.9
BUSINESS OUTLOOK: CONFIDENCE IN LONG-TERM FUNDAMENTALS
Global growth remained above 5% in the first half of the year. China, India and Russia were the main drivers of global GDP performance, growing by 11.5%, 9% and 8%, respectively. Over the last five years, the global economy has enjoyed the highest GDP growth since the early 1970s, despite a significant slowing of the US economy since mid-2006. In per capita terms, average world growth over the past three years was 3.6%, even higher than the 3.3% average annual increase during the 1960s, which was the fastest growing decade in the post-World War II period.
The current economic expansion displays three key characteristics.
First, the dispersion between growth rates among countries declined. Economic growth does not now rely only on a few dynamic countries. It is shared across nations to an unprecedented degree, which suggests lower risks of a sudden stoppage of the expansion.

[1]	Adjusted by the forward-stock split approved by the Board of Directors in August 2007.

[2]	Earnings per share on a fully diluted basis consider in addition to the number of shares in circulation the shares held in treasury underlying notes mandatorily convertible into ADR’s. In 3Q07, the Company made a provision of US$ 41 million for the payment of interest and additional interest to the noteholders of the mandatorily convertible notes.

[3]	Does not include disbursements with acquisitions.
3Q07

US GAAP
Second, emerging market economies now account for a higher share of growth. Currently, the BRICs (Brazil, Russia, India and China) are responsible for 26.6% of the PPP-adjusted world GDP, while all the emerging market countries together represent 48%.
Emerging market economies contributed 73% to the global GDP growth of the last three years, in contrast with 50% in the 1990s. This growth pattern has had a very important implication for the demand for minerals and metals as these countries are undergoing structural changes in their economies led by urbanization and industrialization, which are intensive in the consumption of such goods.
Third, the volatility of growth has fallen. Over the last few years, expansions have been longer while recessions shorter and milder than in the past. The moderation of the global business cycles seems to be driven by some structural changes in macroeconomic policies — higher quality monetary policy and more stable fiscal policy — as well as greater financial development. The persistence of this phenomenon will mean less volatility in mining companies’ cash flows, implying a reassessment of risk perceptions and market multiples by investors.
Therefore, global economic growth has been strong, stable and more resilient to withstand disturbances in developed countries, as there are more sources of prosperity. Of course, this does not mean the end of business cycles. The world economy continues to be risky and cyclical, but less prone to deep and protracted recessions.
Rising delinquencies in US subprime mortgages has led to a repricing of credit risk, which has sparked increased volatility, and loss of liquidity in financial markets. The turbulence in financial markets remains a major source of risk for the continuation of the current global expansion. The world economy has to adjust to a more disciplined supply of credit and credit tightness can exert a moderating influence on consumption and investment, slowing global growth.
A drying up of demand for securitized assets could drive the reintermediation of credit into the banking system, limiting capacity for credit increase. At the same time, a continued stress in the interbank market could add to pressure on bank liquidity and profitability causing tighter credit conditions even for high-grade borrowers.
On the other hand, the main central banks of the world responded promptly to market disturbances injecting substantial amounts of liquidity into the interbank markets, facilitated access to discount windows and led by the US Federal Reserve are promoting a reversal in the monetary tightening cycle. Developed economies have several sources of resilience derived from the strong balance sheets and capital reserves of banks before recent developments in financial markets, the high profitability and low leverage of nonfinancial companies and a healthy labor market. We view the risks to emerging market countries to be modest as the turbulence is related to setbacks in innovative credit instruments less prevalent in their financial markets and, with the exception of European emerging market economies, their vulnerability to external shocks has been sharply reduced.
We remain confident in the continuing solid growth of the global economy, although at a more moderate pace than in the last three years. Robust growth will be sustained by sound fundamentals — low and relatively stable inflation rates, low real interest rates, high productivity growth and trade and financial globalization — and the strong momentum of emerging market economies.
The drop in residential investment has taken 100 basis points off the US GDP increase over the last 12 months and we expect the housing correction to continue to take a toll on its economic performance over the remainder of 2007 and 2008 with
3Q07

US GAAP
the main negative spillovers in the Canadian and Mexican economies. The European Union economies, which were enjoying their best performance for a decade, were impacted by the contagion from the turmoil in the US subprime mortgage sector. We expect growth to slow due to tighter credit conditions and the strength of the euro.
Climate change is likely to affect the global economy in the long-term by creating negative shocks to growth and by causing changes in the relative prices of carbon intensive products.
From the economic point of view, climate change represents a global negative externality, as greenhouse gas (GHG) emitters do not bear entirely the cost imposed on the world economy. This aspect makes the actions to neutralize it more complex, requiring joint efforts by private sector institutions and governments and international coordination.
Alongside its world-class environmental protection policies and practices, CVRD is taking several important initiatives to counteract climate change, creating a new program — “Vale Florestar” — as well as implementing the concept of “green railroad”. “Vale Florestar” is dedicated to the recovery of 742,000 acres (equivalent to 3,000 sq. kilometers) of an area in the Amazon region, in Brazil, where cattle raising and wood extraction activities have caused the destruction of the forest. This will mean the planting of 165 million trees and the recovery of native species. Under the concept of “green railroad”, CVRD railroads have started to be fueled by biodiesel and steel sleepers are replacing wooden sleepers. About one million steel sleepers will be installed in our railroads under this initiative.
We believe that efforts to minimize GHG emissions and to raise energy efficiency have the potential to instigate a new technological revolution with broad repercussions in a similar way to the information technology revolution, with dramatic positive impacts on global economic growth.
In the short-term, conditions in the global steel market remain buoyant, with prices at a high level relative to the past and production growing at 7.3% in the first nine months of 2007. According to the International Iron and Steel Institute (IISI) forecast apparent steel consumption will rise by 6.8% in 2008, mostly driven by the BRICs, and will be higher than current and expected global industrial production growth.
In China, the main driver of the booming demand for iron ore and coking coal, the domestic demand for steel is accelerating following the de-stocking of the first months of this year, which will cause Chinese steelmakers to recede from global export markets. In the case of coking coal, China, after providing about 20% of the seaborne volume as recently as 2003, became a net importer this year and is expected to remain in this position over the coming years.
As a consequence of strong growth in global steel demand, significant tightness has been observed in the markets for the main steel raw materials. Iron ore prices in the Chinese spot market surged to levels close to US$180 per metric ton, rising more than 100% compared to prices prevailing one year ago. Australian hard coking coal has been traded recently in the spot market at prices almost 70% higher than contract levels, and manganese ore prices have tripled compared to early this year.
After reaching an all-time high on May 16, at US$54,200 per metric ton, nickel prices plunged reaching levels close to US$25,000 by mid-August. Since then, nickel prices bounced back above US$30,000 and in October are hovering around US$32,000, which is higher than the average price for 3Q06 and almost equal to the level prevailing in 4Q06.
There are signals that the inventory cycle in the stainless steel industry is near to an end, but world production in 4Q07 is still anticipated to be lower than in the first two
3Q07

US GAAP
quarters of this year. The demand by non-stainless steel applications for nickel remains strong arising from several sources, such as aerospace, oil and gas, defense and general engineering. In plating, where previously substitution took place, demand for nickel has been increasing significantly in China over the last few weeks.
Despite short-term volatility determined by cyclical factors, the underlying demand for stainless steel is strong, sustaining a steady and rapid growth in the demand for nickel in the upcoming years. As mentioned before, we are confident in the robustness of the long-term growth prospects for emerging market economies and as a consequence in the potential for appreciation of Asian currencies, mainly the Chinese renminbi, which will make nickel prices more attractive to consumers in the region.
Up to now, CVRD has delivered strong, steady growth, characterized by a rapid increase in its cash flows and small downward volatility, which have resulted in a dramatic increase of its market capitalization. The Company will continue to pursue this goal through an acceleration of investments, planning to spend US$59 billion over the next five years. This will be entirely focused on organic growth, with a massive investment in the development of world-class assets - iron ore, pellets, coal, nickel, copper, bauxite and alumina — and the strengthening of the logistics and power generation infrastructure to support the significant expansion of our activities.
More than 30 greenfield and brownfield projects will be developed, among them the Carajás Southern Range, the largest mining project in the world, with an estimated capex of US$10 billion. By 2012, iron ore production capacity is planned to increase to 450 million metric tons per year from the current 300 million. Finished nickel production is expected to double in 2012 reaching about 500,000 metric tons and significant rises are scheduled to take place in the production of pellets, bauxite, alumina, copper and coal. The investment program is global in scope, with projects being developed in Brazil, Chile, Peru, Canada, Mozambique, Oman, Indonesia, Australia and New Caledonia and mineral exploration in the Americas, Europe, Africa, Asia and Australia.
US$8.1 BILLION REVENUE
Gross revenue of US$8.124 billion in 3Q07 is 9.9% up on the US$7.392 billion of 3Q06. In the first nine months of this year, revenue was US$24.703 billion as against US$18.220 billion in the same period in 2006.
The rise in prices of products sold by CVRD contributed US$441 million — 60.2% — to the increase of US$732 million in revenue in 3Q07 over 3Q06, while sales volume growth added US$290 million. Growth in shipments of iron ore and pellets came in with US$154 million and US$136 million, respectively.
Revenue from sales of finished nickel reached US$1.970 billion in 3Q07, 7.7% up compared to US$1.829 billion in 3Q06. The drop of 30.7% in nickel prices in the third quarter contributed to a revenue reduction of US$1.226 billion relative to 2Q07.
Sales of ferrous minerals represented 50.5% of this quarter’s gross revenue, as against 34.7% for non-ferrous minerals. The aluminum chain products — bauxite, alumina and primary aluminum — contributed 8.3% and logistics services 4.8%.
In terms of geographical distribution, 37.9% of gross revenue comes from sales to Asia, 33.7% from the Americas, 24.3% from Europe and 4.1% from other regions of
3Q07

US GAAP
the world. The fall in nickel prices caused a reduction of the revenue share from the Asian market, given the relatively large weight, approximately 65%, of the region in our nickel sales.
On a country basis, China is the leading market, responsible for 18.3% of our revenues, Brazil 16.6%, Japan 12.1%, USA 8.5%, Germany 6.4% and Canada 5.2%.
GROSS REVENUE BY DESTINATION

	Pro forma					US$ million
	3Q06%		2Q07%		3Q07%
Americas	2,384	32.2	2,898	32.6	2,734	33.7
Brazil	1,178	15.9	1,350	15.2	1,348	16.6
USA	523	7.1	845	9.5	691	8.5
Canada	412	5.6	402	4.5	426	5.2
Others	271	3.7	301	3.4	269	3.3
Asia	3,049	41.2	3,866	43.4	3,082	37.9
China	1,251	16.9	1,596	17.9	1,488	18.3
Japan	824	11.1	1,111	12.5	979	12.1
South Korea	336	4.5	429	4.8	196	2.4
Taiwan	472	6.4	642	7.2	273	3.4
Others	165	2.2	88	1.0	146	1.8
Europe	1,709	23.1	1,878	21.1	1,975	24.3
Germany	457	6.2	459	5.2	516	6.4
Belgium	150	2.0	170	1.9	179	2.2
France	188	2.5	213	2.4	146	1.8
Holland	108	1.5	132	1.5	131	1.6
UK	206	2.8	285	3.2	275	3.4
Italy	118	1.6	137	1.5	166	2.0
Norway	85	1.1	107	1.2	120	1.5
Others	398	5.4	375	4.2	441	5.4
Rest of the world	251	3.5	257	2.9	332	4.1

Total	7,392	100.0	8,899	100.0	8,124	100.0

COSTS AND OPERATING EXPENSES
Cost of goods sold (COGS) reached US$3.785 billion in the third quarter of this year, that is, 10.3% over the US$3.432 billion of 3Q06.
However, if we discount from the increase of US$353 million in COGS the effect of US$233 million caused by the depreciation of the US dollar, US$139 million derived from the larger sales volume and US$47 million due to the increase in depreciation, we have a reduction in unit cost of US$66 million.
As the extraordinary inventory adjustment has been concluded, the composition of COGS by currency in 3Q07 was: 63% in Brazilian reais, 21% Canadian dollars, 12% US dollars, 2% Indonesian rupiah and 2% in other currencies.
The main component of COGS, the acquisition of products, totaled US$689 million -18.2% of COGS - and fell by 7.4% vis-à-vis 3Q06, when it reached US$744 million. The cost of acquisition of finished and intermediary nickel products — which averages 50% of the cost of purchased products - fell, since the reduction in quantities more than offset the price increase, coming to US$344 million as opposed to US$414 million in 3Q06. The purchase of bauxite fell by US$35 million due to the Paragominas ramp up, and manganese purchases fell US$11 million.
3Q07

US GAAP
The purchase of iron ore and pellets was US$258 million rising by US$66 million in comparison to 3Q06, mainly due to the higher acquisition of pellets, of approximately US$62 million.
Costs with outsourced services accounted for 17.5% of COGS, totaling US$664 million in the third quarter, as against US$652 million in 3Q06. Depreciation of the US dollar versus currencies in which services were contracted accounted for US$81 million of this increase, and US$32 million resulted from higher volumes. On the other hand, renegotiation and cancellation of some contracts with service providers brought about a reduction of US$101 million. In this regard, the main item was the removal of waste in iron ore mines where outsourcing is being reversed, shedding expenses by US$76 million compared to 3Q06.
The cost of materials -15.7% of COGS — was US$596 million, an increase of US$121 million on 3Q06, US$47 million was due to growth in sales volume, US$57 million to currency variations and US$17 million to price hikes of inputs. The main contributing factors to increased expenditure on materials were spare parts and mining machinery, which added US$47 million and US$17 million respectively.
Energy costs, 15.2% of COGS, reached US$575 million, of which US$211 million went on electricity and US$364 million on fuel and gases. The cost of electricity, which rose by US$19 million compared to the same quarter of last year, was affected by increased consumption due to higher production (US$36 million) and currency variations (US$27 million). On the other hand, there was a revision in tariffs charged by electricity distributors in Brazil, resulting in lower prices than previously charged, which generated a favorable impact of US$44 million.
Expenses with fuel and gases increased by US$61 million, of which US$20 million was due to greater activity and US$43 million to the depreciation of the US dollar.
The costs of depreciation and amortization — 12.6% of COGS — reached US$476 million, US$47 million higher than 3Q06.
Costs with personnel — 11.9% of COGS — rose by US$42 million to US$451 million, mainly due to an increase in headcount determined by the expansion of our operations and the reversal of outsourcing. Despite the negative impact on labor costs, it is less costly to perform some services in-house than to outsource them.
There was an increase in 3Q07 of US$106 million in other operational expenses caused mainly by three elements: increased demurrage (US$17 million), payment of royalties (US$9 million) and the reclassification of some cost lines due to a structuring in the shared services area (US$39 million).
Expenses with demurrage — fines paid for delays in loading ships at the Company’s maritime terminals — reached US$34 million, as against US$17 million in 3Q06. This rise is an indication of the heavy pressure of demand on the production of iron ore leading to inventory consumption, congestion in the ports and long lines of ships. Demurrage costs rose to US$0.54 per metric ton of iron ore shipped from US$0.30, in 3Q06.
Sales, general and administrative expenses (SG&A) reached US$287 million in 3Q07, US$85 million more than 3Q06. There was a US$19 million increase in spending on advertising, US$13 million on services connected to integrating the information technology infrastructure and US$6 million on rents and taxes.
3Q07

US GAAP
Expenses with research and development (R&D) amounted to US$206 million in the quarter, that is, US$60 million more than the third quarter of 2006, due to the increase in our investments1.
COST OF GOODS SOLD

						US$ million
	Pro forma
	3Q06%		2Q07%		3Q07%
Outsourced services	652	19.0	622	16.8	664	17.5
Material	475	13.8	582	15.7	596	15.7
Energy	495	14.4	576	15.5	575	15.2
Fuels	287	8.4	348	9.4	364	9.6
Electric energy	208	6.1	228	6.2	211	5.6
Acquisition of products	744	21.7	808	21.8	689	18.2
Iron ore and pellets	192	5.6	239	6.4	258	6.8
Aluminum products	113	3.3	71	1.9	70	1.8
Nickel products	414	12.1	487	13.1	344	9.1
Other products	25	0.7	11	0.3	17	0.4
Personnel	409	11.9	444	12.0	451	11.9
Depreciation and exhaustion	429	12.5	468	12.6	476	12.6
Others	228	6.6	206	5.6	334	8.8
Total before inventory adjustment	3,432	100.0	3,706	100.0	3,785	100.0
Inventory adjustment FAS 141/142	—		78		—

Total	3,432		3,784		3,785

OPERATING PERFORMANCE
Operating profit, as measured by adjusted EBIT, was US$3.430 billion in 3Q07, 7.8% more than 3Q06. In the first nine months of this year adjusted EBIT was US$10.511 billion, as opposed to US$7.274 billion in the same period in 2006.
The increase of US$248 million of adjusted EBIT in relation to 3Q06 is explained mainly by the US$720 million rise in net revenue, offset by increases of US$353 million in COGS, US$85 million in SG&A, and US$60 million in R&D expenditures.
The adjusted EBIT margin was 43.4%, 90 basis points lower than the 44.3% EBIT margin recorded in 3Q06. However, setting aside the effect of the retroactive adjustment of iron ore prices in 3Q06 to the value of US$217 million, the EBIT margin for this quarter falls to 42.6%. By using this criteria, the EBIT margin for 3Q07 would be the highest for a third quarter.
The decrease of the average realized price of finished nickel, which went from US$46.625 per metric ton in 2Q07 to US$32.312 in 3Q07, was responsible for the reduction of the EBIT margin for non-ferrous minerals, from 59.9% to 42.9% in 3Q07. The fall in nickel prices exerted a major influence on the narrowing of CVRD’s EBIT margin in 3Q07 in comparison with that of 50.4% in 2Q07.

[1]	This is an accounting figure. In the Investment section of this press release we disclose the amount of US$ 125 million for research & development, computed in accordance with financial disbursement in the third quarter of 2007.
3Q07

US GAAP
NET EARNINGS — US$2.9 BILLION
In the third quarter of 2007, CVRD showed net earnings of USS$2.940 billion, equivalent to an EPS of US$0.60 on a fully diluted basis. 3Q07 earnings grew 23.5% yoy.
The factors which stand out as having contributed directly to this increase in earnings are, among others: (a) an increase of US$248 million in operational profit; (b) financial result of US$394 million, which represents a positive variation of US$693 million over 3Q06; (c) gains from the sale of assets, LionOre US$80 million, Log-In Logística US$21 million and Usiminas US$2 million. On the other hand, income tax increased to US$947 million from US$715 million in 3Q06, producing a negative impact of US$232 million on earnings performance.
In July 2007, we sold our stake in LionOre Mining International Ltd., equivalent to 1.8% of its common shares, for US$105 million, resulting in a profit of US$80 million. In this quarter we made an additional sale of 5.1% of Log-In Logistica common shares related to the exercise by the underwriter banks of the green shoe in the initial public offering, which took place in June, 2007.
The net financial result, excluding gains from the sale of assets, was US$394 million, compared with a negative result of US$299 million in 3Q06. This variation is mainly due to the effect of the appreciation of the Brazilian real (15.4%) and of the Canadian dollar (11.2%) against the US dollar, on our net liabilities in US currency, causing a favorable impact of US$512 million.
Transactions with derivatives produced gains of US$395 million in 3Q07 as against US$75 million in 3Q06.
The swap into US dollars of Brazilian real-linked interest rates of the non-convertible debentures issued in December 2006 generated a positive effect of US$299 million in 3Q07 due to the appreciation of the Brazilian real against the US dollar. Also the hedging of metal prices, designed to reduce our cash flow volatility, produced gains of US$69 million.
Equity income contributed US$165 million, a reduction of US$22 million in relation to the same period last year.
Non-consolidated affiliate companies in ferrous minerals business were responsible for 51.5% of equity income, logistics 21.2%, aluminum 12.7%, coal 7.3%, steel production 4.8% and nickel 2.4%. On a company basis, the main contributions came from Samarco (US$67 million), MRS Logistica (US$31 million) and MRN (US$21 million).
EQUITY INCOME BY BUSINESS SEGMENT

						US$ million
	3Q06%		2Q07%		3Q07%
Iron ore and pellets	67	35.8	70	44.9	85	51.5
Aluminum, alumina and bauxite	18	9.6	20	12.8	21	12.7
Logistics	32	17.1	27	17.3	35	21.2
Steel	60	32.1	28	17.9	8	4.8
Coal	10	5.3	11	7.1	12	7.3
Nickel	—	0.0	—	0.0	4	2.4

Total	187	100.0	156	100.0	165	100.0

3Q07

US GAAP
CASH FLOW OF US$4 BILLION — THE BEST THIRD QUARTER
In 3Q07, adjusted EBITDA was US$4.001 billion, the highest mark in a third quarter in the Company’s history. The adjusted EBITDA grew by 3.2% over the US$3.878 billion recorded in 3Q06.
In 9M07, adjusted EBITDA came to US$13.304 billion, 50.7% more than 9M06.
The US$123 million increase in cash flow in 3Q07 compared to the same period last year was mainly due to the US$248 million increase in adjusted EBIT.
The reduction of dividend payments paid by non-consolidated affiliates had a negative effect on the adjusted EBITDA. In 3Q07, we received only US$39 million as opposed to US$242 million in 3Q06. Samarco paid US$25 million this quarter, Usiminas US$7 million and MRN US$7 million.
QUARTERLY ADJUSTED EBITDA

			US$ million
	Pro forma
	3Q06	2Q07	3Q07
Net operating revenues	7,178	8,692	7,898
COGS	(3,432)	(3,784)	(3,785)
SG&A	(202)	(266)	(287)
Research and development	(146)	(152)	(206)
Other operational expenses	(216)	(111)	(190)
Adjusted EBIT	3,182	4,379	3,430
Depreciation, amortization & exhaustion	454	525	532
Dividends received	242	153	39
Adjusted EBITDA	3,878	5,057	4,001
DEBT DE-LEVERAGING
CVRD’s total debt on September 30, 2007 was US$18.268 billion, a reduction of US$807 million relative to the position on June 30 2007, of US$19,075 billion. The pre-payment of trade finance lines to the value of US$750 million and the buy-back of bonds (CVRD 2016, 2034 and 2036) in the amount of US$102 million help to explain the reduction of our total debt for the second quarter running.
Total net debt at the end of the third quarter of 2007 was US$15.760 billion, as compared with US$17.301 billion at the end of 2Q07.
The total debt/EBITDA (d) ratio went from 2.00x4 on December 31 2006 to 1.30x5 on June 30 2007 and 1.23x on September 30 2007, showing a rapid de-leveraging after the significant increase in debt to finance the acquisition of Inco in 4Q06. The ratio between total debt and enterprise value (f) went from 15.9% on June 30 2007 to 10.5% on September 30, 2007.
Average debt maturity on September 30, 2007 was 10.1 years. Total debt is made up of 58% of obligations at floating interest rates and another 42% at fixed rates. On the same date 97% of the total debt was denominated in US dollars, with the remaining 3% in other currencies.

[4]	Considering, in 4Q06, pro forma adjusted LTM EBITDA of US$ 11.306 billion.

[5]	Considering, in 2Q07, pro forma adjusted LTM EBITDA of US$ 14.597 billion.
3Q07

US GAAP
The average cost of the debt (before income tax) was 6.65% in September 2007, a reduction of 50 basis points in relation to 3Q06.
In spite of a lower average cost, the increase in the value of the debt raised interest payments so that the interest coverage indicator expressed through adjusted LTM EBITDA/LTM interest paid (e) fell from 21.63x in 3Q06 to 12.17x in 3Q07. Despite the reduction, interest coverage is still at a fairly comfortably high level.
FINANCIAL EXPENSES

			US$ million
	Pro forma
Gross interest on:	3Q06	2Q07	3Q07
Debt with third parties	(325)	(360)	(307)
Debt with related parties	(1)	(1)	—

Sub-total	(326)	(361)	(307)

Others financial expenses on:	3Q06	2Q07	3Q07
Tax and labor contingencies	(29)	(25)	(19)
Tax on financial transactions (CPMF)	(18)	(32)	(20)
Derivatives	75	118	395
Others	(75)	(208)	(247)

Sub-total	(133)	(147)	109

Total	(459)	(508)	(198)

DEBT INDICATORS

			US$ million
	3Q06	2Q07	3Q07
Total debt	5,870	19,075	18,268
Net debt	2,979	17,301	15,760
Total debt / adjusted LTM EBITDA (x)	0.71	1.31	1.23
Adjusted LTM EBITDA / LTM interest expenses (x)	21.63	13.00	12.17

Total debt / EV (%)	11.06	15.86	10.61

Enterprise Value = market capitalization + net debt
PERFORMANCE OF THE BUSINESS DIVISIONS
Ferrous minerals — record shipments
Reflecting the strong global demand, sales of iron ore hit a new record in the third quarter of this year — 69.490 million metric tons — 7.2% higher than 2Q07 and 5% more than the same quarter last year.
In the first nine months of 2007, we shipped 192.919 million metric tons of iron ore, compared to 186.695 million metric tons in 9M06.
The volume of pellets shipped in 3Q07 was the greatest in CVRD’s history, reaching 9.034 million metric tons. Accumulated sales of pellets so far this year have totaled 25.223 million metric tons, a growth of 38.5% over the 18.211 million metric tons of the same period last year.
In order to sustain the expansion in sales of pellets, CVRD’s production reached 12.919 million metric tons in the first nine months of 2007, with an increase of 31.7% compared to 9M06, and acquisitions from pelletizing joint ventures — Nibrasco, Kobrasco, Itabrasco and Hispanobras — totaled 9.231 million metric tons,
3Q07

US GAAP
which also involved a substantial increase relative to the same period last year, of 37.7%. Pellet inventories are minimal.
Sales to China, the main destination for our iron ore shipments, continued to grow and reached 25 million metric tons in 3Q07, 31% of total sales. Shipments to China reached 70.047 million metric tons in the first nine months of this year, which corresponds to 25% of its iron ore imports in this period.
Sales to customers in Brazil reached 9.946 million metric tons, an increase of 5.9% over 3Q06 and an increase of 6.2% over 2Q07, thus maintaining its relative share in CVRD’s sales at around 12.7%.
Shipments to Japan, the world’s second largest importer of iron ore, reached 8.153 million metric tons, resulting in a 7.4% rise vis-à-vis 3Q06.
In the third quarter we sold a total of 5.046 million metric tons of iron ore to our pellet JV’s (Samarco, Nibrasco, Kobrasco, Itabrasco and Hispanobras).
The average price of iron ore in the quarter was US$46.21 per metric ton, 13.8% higher than the US$40.61 per metric ton of 3Q06 after excluding the retroactive price adjustment of that quarter. The average price of pellets in 3Q07 was US$76.71 per metric ton, 1% more than 3Q06. In this quarter the remaining US$8 million related to retroactive adjustment of reference prices for 2007 were factored in.
Shipments of manganese ore reached 150 thousand metric tons, against 224 thousand in 3Q06, mainly because of a temporary halt in operations at the Azul mine, brought about by the need to raise capacity on the Carajás railroad (EFC), given the heavy increase in demand for iron ore.
Sales of ferroalloys were 127 thousand metric tons, a reduction of 3.1% in relation to the 131 thousand metric tons shipped in the same quarter of last year.
The prices of manganese ore and ferroalloys remain high because of a tight global supply and the marked growth in demand from the steel industry. The average price for manganese ore was US$86.67 per metric ton, 14.2% more than the same quarter of 2006. Average prices for ferroalloys reached US$1,188.98 per metric ton, 29.8% higher than 3Q06.
Revenue from ferrous minerals — iron ore, pellets, manganese and ferroalloys — totaled US$4.106 billion, with an increase of 13.2% over the same quarter last year. Revenue from iron ore sales was US$3.211 billion an increase of 10.5% over 3Q06, while revenue from pellets rose by 25.8% to US$693 million.
The EBIT margin was 49.7%, slightly higher than the previous quarter, but a little lower than the same quarter last year, influenced by the booking of the retroactive adjustment of iron ore prices. The EBIT margin in 3Q07 surpassed by 20 basis points the average EBIT margin of the last 12 quarters, from 4Q04 to 3Q07.
The adjusted EBITDA for the quarter amounted to US$2.224 billion, which is 2.6% higher than 3Q06, equal to US$2.168 billion. The positive impact of US$486 million produced by the increase in net revenues was partially counterbalanced by the effect of the Brazilian real appreciation on our costs, of US$105 million, and the cut in dividends paid by non-consolidated affiliates, of US$151 million.
FERROUS MINERALS

	3Q06	2Q07	3Q07
Adjusted EBIT margin (%)	51.8	49.4	49.7
Adjusted EBITDA (US$ million)	2,168	2,081	2,224
3Q07

US GAAP
Non-ferrous minerals
Revenues from sales of non-ferrous minerals — nickel, copper, kaolin, potash, platinum group of metals, precious metals and cobalt — reached US$2.821 billion, an increase of 5.7% over the same quarter of last year. However, there was a reduction of 28.3% versus 2Q07, mainly due to the fall in nickel prices.
In the first nine months of this year, non-ferrous minerals generated revenues of US$10.181 billion, compared to US$6.078 billion in the same period last year.
Revenues from sales of finished nickel totaled US$1.970 billion, with shipments of 60,967 metric tons at an average price of US$32,313 per metric ton (US$14.66 per pound).
The nickel unit cash cost for the quarter, before by-product credits, was US$4.50 per pound, 22% more than the US$3.69 per pound in 3Q06. After by-product credits, cash cost amounted to US$2.97, as against US$2.12 per pound in the same quarter last year.
Among the main reasons for the variation in cash cost between 3Q06 and 3Q07, we would highlight: (i) higher purchase costs and volume of intermediary nickel processed in our refineries; (ii) increased consumption of fuel oil at higher prices in our operations in Indonesia; (iii) higher costs of maintenance and repair services and (iv) appreciation of 7.1% of the Canadian dollar against the US dollar. It is important to highlight that the cash cost does not embody the cost of purchase of feed processed by third parties under tolling arrangements neither finished nickel. There was a US$186 million reduction in the cost of purchases between 3Q06 and 3Q07.
Sales of copper in 3Q07 reached 76,872 metric tons, 1.5% less than in 3Q06. Sales revenue was US$581 million, as opposed to US$641 million recorded in 3Q06. Thus, the average price per metric ton in 3Q07 was US$7,558 per metric ton, 8.1% below the third quarter of 2006.
Platinum group metals produced revenues of US$103.3 million, influenced by the higher price of platinum, which reached US$1,353 per troy ounce this quarter, compared with US$1,209 in 3Q06. The strong demand growth and risks of a power shortfall in South Africa, the largest producer in the world, are contributing to rising platinum prices.
Kaolin contributed with US$59 million, potash US$49 million, cobalt US$35 million and precious metals US$24 million. The price for potash continues to rise, reaching the record level of US$277 per metric ton, an increase of 47% compared to the realized average price in 3Q06, due to the rapid increase of global demand.
The EBIT margin for non-ferrous minerals reached 42.9%, compared with 42% recorded in the same period last year.
Cash flow measured by EBITDA amounted to US$1.573 billion, as against US$1.403 billion in 3Q06. A cost cut of US$97 million, influenced by smaller expenses with the acquisition of products, the positive impact of price rises in the amount of US$178 million and a US$90 million decline in SG&A contributed to the increase in 3Q07 adjusted EBITDA as compared to the 3Q06. This was partially offset by the effect of US$101 million on costs due to the Brazilian real appreciation against the US dollar.
3Q07

US GAAP
NON FERROUS MINERALS

	Pro forma
	3Q06	2Q07*	3Q07
Adjusted EBIT margin (%)	42.0	59.9	42.9
Adjusted EBITDA (US$ million)	1,403	2,706	1,573

*	Excluding inventory adjustment
Aluminum
Revenues from shipments of bauxite, alumina and aluminum reached US$677 million in the third quarter. In comparison with the US$638 million of 3Q06, there was a 6.1% increase. The higher realized prices of the products above responded for an increase of US$43 million in revenue, while the sales volume had a negative contribution of US$4 million.
Alumina shipments came to 828 thousand metric tons, against 829 thousand metric tons in 3Q06. The average price obtained was US$343.00 per metric ton, which is 4.9% more than in 3Q06.
The volume of primary aluminum sold was 138 thousand metric tons in 3Q07, against 141 thousand metric tons in 3Q06, at an average price of US$2,753.62 per metric ton, an increase of 7.3% over the US$2,567.38 per metric ton of 3Q06.
Adjusted EBITDA totaled US$258 million in 3Q07, versus US$266 million in 3Q06. The decrease of the adjusted EBITDA is mostly explained by the rise of US$55 million in net revenue, offset by the effects of the depreciation of the US dollar against the Brazilian real on costs, of US$29 million, reduced dividends of US$10 million, and by a negative net contribution of US$16 million from other items.
The adjusted EBIT margin was 32.8%, versus 35.1% in 3Q06, which is a little lower than the quarterly average of the last three years, 35%. The lower operational margin is mainly explained by the strong appreciation of the Brazilian real against the US dollar.
ALUMINUM

	3Q06	2Q07	3Q07
Adjusted EBIT margin (%)	35.1	34.3	32.8
Adjusted EBITDA (US$ million)	266	301	258
Coal
Revenues from coal reached US$70.8 million in the third quarter of 2007, of which US$56.4 million from metallurgical coal (semi-hard, semi-soft and PCI) and US$14.4 million from thermal coal.
In 3Q07, the Company sold 892 thousand metric tons of metallurgical coal and 279 thousand of thermal coal at an average price of US$63.26 and US$51.61 per metric ton, respectively.
3Q07

US GAAP
Logistics services
Total revenues generated by logistics services in 3Q07 were US$391 million, 2.1% up on the US$383 million obtained in 3Q06. In the first nine months of this year, revenues reached US$1.136 billion, an increase of 9.9% on the US$1.034 billion of 9M06.
Rail transportation of general cargo contributed with US$324 million, port services US$58 million and shipping and port support services US$9 million.
CVRD’s railroads — Carajás (EFC), Vitória to Minas (EFVM) and Centro-Atlântica (FCA) transported 7.375 billion net ton-kilometers (ntk) of general cargo for customers in 3Q07, up by 0.7% on the 7.321 billion ntk of 3Q06.
The main cargoes transported were agricultural products, forming 59.3% of the total, which was influenced by the growth in agricultural production in Brazil, steel industry products made up 24.7% of cargo transported, fuel 8% and others 7.9%.
CVRD’s ports and maritime terminals handled 7.372 million metric tons of general cargo, compared to 8.197 million in the same period of 2006.
Adjusted EBIT margin was 24.7% in 3Q07 versus 31.3% in 3Q06.
Adjusted EBITDA reached US$172 million in 3Q07, 21.1% above the value recorded in 3Q06, of US$142 million.
LOGISTICS

	3Q06	2Q07	3Q07
Adjusted EBIT margin (%)	31.3	27.5	24.7
Adjusted EBITDA (US$ million)	142	193	172
3Q07

US GAPP
SALES VOLUMES, REALIZED PRICES AND REVENUES
VOLUME SOLD: MINERALS AND METALS

				‘000 metric tons
	3Q06%		2Q07%		3Q07%
Iron ore	66,185	90.1	64,803	88.7	69,490	88.5
Pellets	7,252	9.9	8,250	11.3	9,034	11.5

Total	73,437	100.0	73,053	100.0	78,524	100.0

VOLUMES SOLD: MINERALS AND METALS

		‘000 metric tons
	Pro forma
	3Q06	2Q07	3Q07
Manganese ore	224	219	150
Ferro-alloys	131	111	127
Nickel	64	69	61
Copper	78	68	77
Kaolin	283	325	272
Potash	291	162	177
Precious metals (oz)	411	467	627
PGMs (oz)	81	97	99
Cobalt (metric ton)	503	583	645
Aluminum	141	155	138
Alumina	829	766	828
Bauxite	158	401	300
Metallurgical coal	—	470	892
Thermal coal	—	228	279
IRON ORE AND PELLET SALES BY REGION

				‘000 metric tons
	3Q06%		1Q06%		3Q07%
Americas	19,415	26.4	17,759	24.3	18,951	24.1
Brazil	15,139	20.6	14,567	19.9	14,992	19.1
Steel mills and pig iron producers	9,392	12.8	9,365	12.8	9,946	12.7
JVs pellets	5,747	7.8	5,202	7.1	5,046	6.4
USA	998	1.4	778	1.1	1,297	1.7
Others	3,278	4.5	2,414	3.3	2,662	3.4
Asia	32,946	44.9	34,669	47.5	37,805	48.1
China	19,956	27.2	23,385	32.0	24,998	31.8
Japan	7,588	10.3	6,606	9.0	8,153	10.4
South Korea	2,878	3.9	3,000	4.1	2,052	2.6
Others	2,524	3.4	1,678	2.3	2,602	3.3
Europe	18,019	24.5	18,528	25.4	19,694	25.1
Germany	5,633	7.7	5,793	7.9	6,240	7.9
France	3,320	4.5	3,200	4.4	2,194	2.8
Belgium	1,680	2.3	1,348	1.8	1,883	2.4
Italy	2,463	3.4	2,019	2.8	2,458	3.1
Others	4,923	6.7	6,168	8.4	6,919	8.8
Rest of the World	3,057	4.2	2,097	2.9	2,074	2.6

Total	73,437	100.0	73,053	100.0	78,524	100.0

3Q07

US GAAP
LOGISTICS SERVICES — GENERAL CARGO

	3Q06	2Q07	3Q07
Railroads (million ntk)	7,321	7,629	7,375
AVERAGE PRICES REALIZED

		US$/ metric ton
	Pro forma
	3Q06	2Q07	3Q07
Iron ore	43.95	44.72	46.21
Pellets	75.98	80.36	76.71
Manganese	75.89	95.89	86.67
Ferro alloys	916.03	1,099.10	1,188.98
Nickel	28,581.77	46,624.94	32,312.56
Copper	8,223.38	7,369.71	7,558.02
Kaolin	187.27	169.23	216.91
Potash	188.59	240.74	276.84
Platinum (US$/oz)	1,202.04	1,297.17	1,353.39
Cobalt (US$/lb)	14.00	24.90	24.62
Aluminum	2,567.38	2,845.16	2,753.62
Alumina	326.90	348.56	343.00
Bauxite	25.32	37.41	36.67
Metallurgical coal	—	63.83	63.26
Thermal coal	—	52.63	51.61
GROSS REVENUE BY PRODUCT

				US$ million
	Pro forma 3Q06%		2Q07%		3Q07%
Ferrous minerals	3,626	49.1	3,734	42.0	4,106	50.5
Iron ore	2,909	39.4	2,898	32.6	3,211	39.5
Pellet plant operation services	19	0.3	19	0.2	23	0.3
Pellets	551	7.5	663	7.5	693	8.5
Manganese ore	17	0.2	21	0.2	13	0.2
Ferro-alloys	120	1.6	122	1.4	151	1.9
Others	10	0.1	11	0.1	15	0.2
Non ferrous minerals	2,669	36.1	3,933	44.2	2,821	34.7
Nickel	1,829	24.7	3,196	35.9	1,970	24.2
Copper	641	8.7	504	5.7	581	7.2
Kaolin	53	0.7	55	0.6	59	0.7
Potash	55	0.7	39	0.4	49	0.6
PGMs	61	0.8	87	1.0	103	1.3
Precious metals	14	0.2	20	0.2	24	0.3
Cobalt	16	0.2	32	0.4	35	0.4
Aluminum products	638	8.6	724	8.1	677	8.3
Aluminum	363	4.9	442	5.0	382	4.7
Alumina	271	3.7	267	3.0	284	3.5
Bauxite	4	0.1	15	0.2	11	0.1
Coal	—	—	42	0.5	71	0.9
Logistics services	383	5.2	414	4.7	391	4.8
Railroads	278	3.8	333	3.7	324	4.0
Ports	67	0.9	61	0.7	58	0.7
Shipping	38	0.5	20	0.2	9	0.1
Others	76	1.0	52	0.6	58	0.7

Total	7,392	100.0	8,899	100.0	8,124	100.0

3Q07

US GAAP
INVESTMENTS — BUILDING UP VALUE
Investments in the first nine months of 2007, amounting to US$ 4.423 billion, are lower than budgeted for the year, due to a number of factors, amongst which delays in obtaining environmental permits. However, the 9M07 figure is 100% higher than capital expenditures (excluding acquisitions) for the same period of 2006, US$ 2.2 billion.
In 3Q07, investment expenditures reached US$ 1.624 billion, an increase of 53.2% in relation to 3Q06 (US$ 1.060 billion).
US$ 1.103 billion went to organic growth — US$ 978 million in projects and US$ 125 million for R&D — and US$ 521 million for maintaining existing operations.
TOTAL INVESTMENT REALIZED

				US$ million
By category	3Q07		9M07
Organic growth	1,103	67.9%	3,091	69.9%
Projects	978	60.2%	2,758	62.4%
R&D	125	7.7%	333	7.5%
Stay-in-business	521	32.1%	1,332	30.1%

Total	1,624	100.0%	4,423	100.0%

CVRD invested US$ 125 million in R&D in 3Q07, as compared to US$ 121 million in 3Q06 and US$ 122 million in 2Q07. Costs with R&D during the quarter include US$ 79 million for the mineral exploration program, with disbursements concentrated in nickel (35.1%), ferrous minerals (25.7%), copper (18.8%), bauxite (8.9%) and coal (7.4%).
We also invested US$ 16.7 million in the acquisition of mineral rights and US$ 10.2 million in the construction of UHC, an industrial-scale plant for testing the processing of more complex copper ores. UHC is scheduled to begin operations in 1Q08.
Project investments required US$ 2.758 billion in 9M07. Goro (US$ 778 million), Itabiritos (US$ 376 million), Alunorte 6&7 (US$ 335 million) and Onça Puma (US$ 269 million) were the projects, which absorbed the largest volume of financial resources.
INVESTMENT BY BUSINESS AREA

			US$ million
	3Q07		9M07
Ferrous minerals	418	25.7%	1,135	25.7%
Non-ferrous minerals	715	44.0%	1,827	41.3%
Logistics	168	10.4%	580	13.1%
Aluminum	227	13.9%	588	13.3%
Coal	2	0.1%	49	1.1%
Power generation	12	0.8%	39	0.9%
Steel	28	1.7%	70	1.6%
Others	54	3.3%	135	3.0%

Total	1,624	100.0%	4,423	100.0%

Investments in operations and projects in Brazil, home to 54% of our assets, amounted to US$ 3.023 billion, accounting for 68.3% of the total 9M07 investments.
3Q07

US GAAP
We invested US$ 778 million in New Caledonia and US$387 million in Canada. Indonesia, China, Australia, Mozambique, Peru, Chile and the United Kingdom received investments amounting to US$ 197 million.
Description of main projects under execution

		Budgeted 2007
Area	Project	US$ million	Status

Ferrous minerals	Expansion of iron ore production capacity at Carajás 130 Mtpy — Northern system	66	This project will add 30 million metric tons a year of production capacity to CVRD, with the building of a new plant, consisting of primary crushing, processing and classification units and significant investments in logistics (car dumpers, stockyards and terminals). Completion scheduled for 2H09.

	Fazendão iron ore mine — Southeastern system	111	Project for the production of 15.8 million metric tons of ROM (unprocessed ore) iron ore per year. This project will make it possible for Samarco’s third pelletizing plant to begin operations. Work began in 2H06 and will be completed in 1Q08, with the start-up of operations.

	Pelletizing Itabiritos	417	Construction of a pelletizing plant in Minas Gerais, with a nominal production capacity of 7 million metric tons a year. Operational start-up is scheduled for the second quarter of 2008.

Non-ferrous minerals	Copper — Salobo I	78	The project will have a production capacity of 100,000 metric tons of copper in concentrate form. Conclusion of work scheduled for 2Q10.

	Nickel — Vermelho	97	Annual production capacity is estimated at 46,000 metric tons of nickel in ferronickel form and 2,800 metric tons of cobalt. Conclusion of work scheduled for 1Q12.

	Nickel — Onça Puma	658	The project will have a nickel production capacity of 58,000 metric tons p.a. in ferronickel form. Work should be finished by the end of 2008 with production beginning in January 2009.

	Nickel — Goro	938	This project in New Caledonia, in the South Pacific, has an estimated production capacity of 60,000 metric tons per year of finished nickel and 4,600 metric tons of cobalt. Work is due to be completed at the end of 2008.

Aluminum	Alumina — Alunorte stages 6 and 7	520	The project for the construction of modules 6 and 7 will increase refinery production capacity to 6.26 million metric tons of alumina per year. Completion is scheduled for 3Q08.

	Bauxite — Paragominas II	115	The second phase of Paragominas will add 4.5 million metric tons of bauxite to the capacity of 5.4 million metric tons a year obtained from Paragominas I. Completion is scheduled for 2Q08.
3Q07

US GAAP
TELECONFERENCE/WEBCAST
On Friday, October 26th, a teleconference and webcast will be held at 12:00 p.m., Rio de Janeiro time, 10:00 a.m. US Eastern Standard Time and 03:00 p.m., UK time. Information on how to participate in these events is available on CVRD’s website www.cvrd.com.br, investor relations. A recording of the teleconference/webcast will be available from CVRD’s website for 90 days as from October 26th.
SELECTED FINANCIAL INDICATORS OF MAIN NON-CONSOLIDATED COMPANIES
Selected financial indicators for the main non-consolidated companies are available in CVRD’s quarterly accounting statements on the Company’s website, www.cvrd.com.br, investor relations.
3Q07

US GAAP
INCOME STATEMENTS
US$ million

	3Q06	2Q07	3Q07
Gross operating revenues	5,066	8,899	8,124
Taxes	(214)	(207)	(226)
Net operating revenue	4,852	8,692	7,898
Cost of goods sold	(2,181)	(3,784)	(3,785)
Gross profit	2,671	4,908	4,113
Gross margin (%)	55.0	56.5	52.1
Selling, general and administrative expenses	(167)	(266)	(287)
Research and development expenses	(134)	(152)	(206)
Others	(122)	(111)	(190)
Operating profit	2,248	4,379	3,430
Financial revenues	59	77	39
Financial expenses	(172)	(508)	(198)
Monetary variation	38	932	553
Gains on sale of affiliates	16	674	103
Tax and social contribution (Current)	(419)	(1,483)	(975)
Tax and social contribution (Deferred)	71	87	28
Equity income and provision for losses	187	156	165
Minority shareholding participation	(124)	(219)	(205)
Net earnings	1,904	4,095	2,940
Earnings per share (US$)	0.39 [1]	0.85 [1]	0.61
Diluted earnings per share (US$)	—	0.85 [1]	0.60

[1]	Adjusted by the stock split approved by the Board of Directors in august 2007
BALANCE SHEET
US$ million

	09/30/06	06/30/07	09/30/07
Assets
Current	7,579	10,801	12,147
Long-term	2,852	7,370	7,863
Fixed	21,117	50,144	53,401
Total	31,548	68,315	73,411
Liabilities
Current	3,854	6,190	6,514
Long term	8,814	33,040	33,345
Shareholders’ equity	18,880	29,085	33,552
Paid-up capital	8,617	12,804	12,804
Mandatory convertible notes	—	1,869	1,869
Reserves	10,263	14,412	18,879
Total	31,548	68,315	73,411
3Q07

US GAAP

CASH FLOW	US$ million
	3Q06	2Q07	3Q07
Cash flows from operating activities:
Net income	1,904	4,095	2,940
Adjustments to reconcile net income with cash provided by operating activities:
Depreciation, depletion and amortization	232	525	532
Dividends received	242	153	39
Equity in results of affiliates and joint ventures and change in provision for losses on equity investments	(187)	(156)	(165)
Deferred income taxes	(71)	(87)	(28)
Gain on sale of investment	(16)	(674)	(103)
Foreign exchange and monetary losses	25	(1,224)	(565)
Net unrealized derivative losses	(75)	(168)	(338)
Minority interest	124	219	205
Net interest payable	(55)	(57)	9
Others	24	(25)	71
Decrease (increase) in assets:
Accounts receivable	(291)	(492)	489
Inventories	34	(264)	(194)
Others	10	499	(467)
Increase (decrease) in liabilities:
Suppliers	28	428	95
Payroll and related charges	47	104	121
Income Tax	112	503	526
Others	88	251	(327)
Net cash provided by operating activities	2,175	3,630	2,840
Cash flows from investing activities:
Loans and advances receivable	26	(2)	3
Guarantees and deposits	(26)	(31)	(12)
Additions to investments	(57)	(42)	0
Additions to property, plant and equipment	(834)	(1,633)	(1,367)
Proceeds from disposals of investment	—	908	134
Proceeds from disposals of property, plant and equipment	11	0	0
Net cash used to acquire subsidiaries	(6)	(903)	0
Net cash used in investing activities	(886)	(1,703)	(1,242)
Cash flows from financing activities:
Short-term debt, net issuances (repayments)	213	(992)	0
Loans	(18)	15	5
Long-term debt	12	49	54
Repayment of long-term debt	(206)	(3,940)	(871)
Mandatory convertible notes	0	1,869	0
Interest attributed to shareholders	0	(825)	0
Dividends to minority interest	(37)	(224)	0
Treasury stock	(276)	0	0
Net cash used in financing activities	(312)	(4,048)	(812)
Increase (decrease) in cash and cash equivalents	977	(2,121)	786
Effect of exchange rate changes on cash and cash equivalents	20	(59)	(52)
Cash and cash equivalents, beginning of period	1,894	3,954	1,774
Cash and cash equivalents, end of period	2,891	1,774	2,508
Cash paid during the period for:

Interest on short-term debt	(2)	(39)	(1)
Interest on long-term debt	(146)	(399)	(324)
Income tax	(247)	(1,255)	(691)
Non-cash transactions
Income tax paid with credits	(56)	(193)	(242)
Interest capitalized	(34)	(21)	(20)
3Q07

US GAAP
APPENDIX
Reconciliation between US GAAP and “non-GAAP” information
(a) Adjusted EBIT
US$ million

	Pro forma — 3Q06	2Q07	3Q07
Net operating revenues	7,178	8,692	7,898
COGS	(3,432)	(3,784)	(3,785)
SG&A	(202)	(266)	(287)
Research and development	(146)	(152)	(206)
Other operational expenses	(216)	(111)	(190)
Adjusted EBIT	3,182	4,379	3,430
(b) Adjusted EBITDA
EBITDA defines profit or loss before interest, tax, depreciation and amortization. CVRD uses the term adjusted EBITDA to reflect exclusion, also, of: monetary variations; equity income from the profit or loss of affiliated companies and joint ventures, less the dividends received from them; provisions for losses on investments; adjustments for changes in accounting practices; minority interests; and non-recurrent expenses. However our adjusted EBITDA is not the measure defined as EBITDA under US GAAP, and may possibly not be comparable with indicators with the same name reported by other companies. Adjusted EBITDA should not be considered as a substitute for operational profit or as a better measure of liquidity than operational cash flow, which are calculated in accordance with GAAP. CVRD provides its adjusted EBITDA to give additional information about its capacity to pay debt, carry out investments and cover working capital needs. The following table shows the reconciliation between adjusted EBITDA and operational cash flow, in accordance with its statement of changes in financial position:
RECONCILIATION BETWEEN ADJUSTED EBITDA AND OPERATIONAL CASH FLOW
US$ million

	3Q06	2Q07	3Q07
Operational cash flow	2,175	3,630	2,840
Income tax	419	1,483	975
FX and monetary losses	(63)	292	12
Financial expenses	168	488	150
Net working capital	(28)	(1,029)	(242)
Other	51	193	266
Adjusted EBITDA	2,722	5,057	4,001
(c) Net debt
RECONCILIATION BETWEEN GROSS DEBT AND NET DEBT
US$ million

	3Q06	2Q07	3Q07
Total debt	5,870	19,075	18,268
Cash and cash equivalents	2,891	1,774	2,508
Net debt	2,979	17,301	15,760
3Q07

US GAAP
(d) Total debt / Adjusted LTM EBITDA

	3Q06	2Q07	3Q07
Total debt / Adjusted LTM EBITDA (x)	0.71	1.31	1.23
Total debt / LTM operational cash flow (x)	0.99	1.75	1.58
(e) Adjusted LTM EBITDA / LTM interest payments

	3Q06	2Q07	3Q07
Adjusted LTM EBITDA / LTM interest payments (x)	21.63	13.00	12.17
LTM operational profit / LTM interest payments (x)	18.02	11.01	10.39
(f) Total debt/Enterprise value

	3Q06	2Q07	3Q07
Total debt / EV (%)	11.06	15.86	10.61
Total debt / total assets (%)	18.61	27.92	24.88
Enterprise value = Market capitalization + Net debt

IMPORTANT INFORMATION
This release may include statements that present the Company’s management’s expectations on future events or future results. All statements based on future expectations and not on historical facts involve various risks and uncertainties. The Company cannot guarantee that such statements will be realized in fact. Such risks and uncertainties include factors in relation to: the Brazilian and Canadian economies and capital markets, which are volatile and may be affected by developments in other countries; the iron ore and nickel businesses and their dependence on the steel industry, which is cyclical by nature; and the highly competitive nature of the industries in which CVRD operates. To obtain additional information on factors which could give rise to results different from those indicated by the Company, please consult the reports filed with the Brazilian Securities Commission (CVM — Comissão de Valores Mobiliários) and the US Securities and Exchange Commission (SEC), including CVRD’s most recent Form 20F Annual Report.
3Q07

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA VALE DO RIO DOCE (Registrant)
Date: October 25, 2007	By:	/s/ Roberto Castello Branco
Roberto Castello Branco
Director of Investor Relations